As filed with the Securities and Exchange Commission on August 3, 2006

Registration No. 1-15403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MARSHALL & ILSLEY CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	39-0968604
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

770 North Water Street, Milwaukee, Wisconsin	53202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange in which
to be so registered	each class is to be registered
Common Stock, par	New York Stock Exchange
value $1.00 per share

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

           None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

This Amendment No. 1 to the Registration Statement on Form 8-A dated October 18, 1999 is being filed for the purpose of updating the description of the capital stock of Marshall & Ilsley Corporation.  References to “we,” “us,” “our” and “M&I” refer to Marshall & Ilsley Corporation.

DESCRIPTION OF CAPITAL STOCK

Description of Common Stock

Authorized and Outstanding Shares.  As of June 30, 2006, our authorized common stock, par value $1.00 per share, was 700,000,000 shares.  From these authorized shares, we had issued 261,972,933 shares, of which 253,972,615 shares were outstanding and 8,000,318 shares were held as treasury shares.  Issued and outstanding shares of our common stock are validly issued, fully paid and non-assessable, except to the extent provided under former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (the “WBCL”) with respect to certain obligations incurred by M&I prior to June 14, 2006.  Former Section 180.0622(2)(b) of the WBCL provided that shareholders of a corporation could be assessed up to the par value of their shares to satisfy the obligations of such corporation to its employees for services rendered, but not exceeding six months’ service in the case of any individual employee.  Certain Wisconsin courts interpreted “par value” to mean the full amount paid by the purchaser of shares upon the issuance thereof.  Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the Wisconsin Statutes was repealed effective June 14, 2006 and is not applicable to obligations incurred by M&I on or after such date.

Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under Section 180.1150 of the WBCL.  The holders of common stock are not entitled to cumulative voting rights.  The WBCL and our by-laws require a plurality of all votes cast at a meeting at which a quorum is present to elect directors.  For most other shareholder votes, the WBCL and our by-laws provide that an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action at a meeting at which a quorum is present, unless our articles of incorporation, our by-laws or the WBCL provide otherwise.

Dividends.  Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

Liquidation.  In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock.

Other Rights.  Holders of our common stock have no preemptive or other subscription rights, and the shares of common stock are not subject to further calls or assessment by us.  There are no conversion rights or sinking fund provisions applicable to the shares of our common stock.

Listing.  The outstanding shares of our common stock are listed on the New York Stock Exchange under the symbol “MI.”  The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Description of Preferred Stock

Authorized Preferred Stock.  Our authorized preferred stock consists of 5,000,000 shares of preferred stock, par value $1.00 per share, of which 2,000,000 relate to a previous series of preferred stock.  As of June 30, 2006, no shares of preferred stock were issued and outstanding.

General.  Our preferred stock is issuable in one or more series and, with respect to any series, the M&I Board of Directors, subject to certain limitations, is authorized to:

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fix the number of shares;

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designate any series and the number of shares which shall constitute the series;

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determine voting rights;

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determine dividend rates, payment dates and whether dividends shall be cumulative;

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determine the proper amount per share payable on the shares of each series in the event of liquidation or dissolution on winding up of M&I;

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determine any redemption provisions;

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determine any sinking fund provisions;

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determine any conversion provisions; and

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determine any other terms, limitations and relative rights and preferences of the series as may lawfully be determined by the Board of Directors and will not be inconsistent with M&I’s Articles of Incorporation and the WBCL.

Shares of our preferred stock that are redeemed, repurchased or otherwise acquired by M&I shall be returned and restored to the status of authorized, unissued shares, but may be reissued only as a part of a series of our preferred stock other than the series of which they were originally a part.

Wisconsin Law and Certain Articles and By-Laws Provision; Anti-Takeover Measures

Certain provisions of our articles of incorporation and our by-laws and the WBCL may delay or make more difficult acquisitions or changes of control of M&I not approved by our board of directors.  These provisions may also make it more difficult for third parties to replace our current management without the concurrence of our board of directors.  In addition, Federal Reserve Board approval is required for certain acquisitions of our common stock or other voting stock.  All of these provisions could have the effect of discouraging third parties from making proposals that shareholders may otherwise consider to be in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Required Vote.  Pursuant to Section 180.1706(l) of the WBCL, except as otherwise provided in a corporation’s articles of incorporation or by-laws, any amendment to the articles of incorporation, merger or certain other events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose.  Our articles of incorporation were amended prior to January 1, 1991 to reduce the vote required for a merger, consolidation or certain other extraordinary events to a majority vote of our capital stock entitled to vote, provided that three-quarters of our board shall have approved the transaction.  Our articles of incorporation were not amended prior to January 1, 1991 to reduce the vote required to amend the articles of incorporation.  Consequently, any amendment to our articles of incorporation requires the affirmative vote of two-thirds of the outstanding shares of our capital stock entitled to vote at a meeting called for that purpose.  The requirement that two-thirds of the outstanding shares of our capital stock entitled to vote at a meeting to approve any amendment to our articles of incorporation could make it more difficult for any party seeking to take control of M&I through a merger, tender offer or proxy contest, or otherwise to amend our articles of incorporation in furtherance of any such action, such as the repeal of provisions classifying our board or permitting the removal of directors other than for “cause.”

Size and Classification of Board of Directors.  Our articles of incorporation and by-laws provide that our board will consist of not less than three directors (exclusive of directors, if any, elected by the holders of one or more classes or series of preferred stock pursuant to the articles of incorporation applicable thereto), the number of which may be established within such limits by resolution adopted by the affirmative vote of a majority of the entire board of directors then in office; provided, that, the board of directors may not decrease the number if the term of any incumbent director would thereby be affected.  Our board of directors is classified into three classes, with directors serving staggered three-year terms.  The classification of our board could render more difficult or discourage attempts to obtain control of M&I through the election of directors to the board.  A party seeking to obtain control of M&I through the election of directors could not elect a majority of the directors of our board at a single meeting held for the purpose of electing directors.  A minimum of two meetings held for the purpose of electing directors would be necessary for any such party to elect a majority of our board.

Removal of Directors for “Cause.”  Exclusive of directors, if any, elected by holders of one or more classes of preferred stock, holders of common stock may remove a director only for “cause” and then only by a vote of two-thirds of the outstanding shares of our capital stock entitled to vote at a meeting of shareholders called for that purpose.  “Cause” is defined solely as malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of M&I.  This provision could deter or discourage a party seeking to obtain control of M&I by removing one or more directors from our board.

Advance Notice of Proposals to be Brought at the Annual Meeting.  Pursuant to Section 2.5 of our by-laws, any shareholder who intends to bring business before an annual meeting of shareholders must provide M&I with notice of such intention, the nature of such proposal, the reasons for conducting such business at the annual meeting and certain information regarding the shareholder bringing the proposal not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year.  This provision could render more difficult or discourage an attempt to obtain control of M&I through a proposal brought before an annual meeting of shareholders.  M&I would have to be given advance notice of any such proposal in accordance with our by-laws which notice to M&I may discourage the making of such proposal.

Advance Notice of Nominations of Directors.  Pursuant to Article VI of our articles of incorporation and Section 2.6 of our by-laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide M&I with notice of such intention, a written consent of the nominee to serve as a director, certain information regarding the proposed nominee and certain information regarding the nominating shareholder not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year.  This provision could deter or discourage a party seeking to obtain control of M&I by electing directors to our board.  Any such party would be required to comply with our articles of incorporation and by-laws in nominating directors to our board and such compliance could deter or discourage such party from nominating directors to our board.

Authorized and Unissued Stock.  As of June 30, 2006, our authorized capital consisted of 5,000,000 shares of preferred stock, of which 2,000,000 shares relate to a previous series of preferred stock, and 700,000,000 shares of common stock, of which 438,027,067 shares were unissued.  Our board of directors has the right to cause us to issue authorized and unissued shares from time to time, without stockholder approval.  These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions.  The board’s power to approve the issuance of preferred stock could, depending on the terms of such stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.  Similarly, the board’s existing ability to issue additional shares of our common stock could, depending upon the circumstances of their issue, either impede or facilitate the completion of a merger, tender offer or other takeover attempt, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at higher than prevailing market prices.  For example, the issuance of new shares might impede a business combination if they were issued in connection with a rights plan or if the terms of those shares include series voting rights which would enable the holder to block business combinations.  Alternatively, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.  The board will make any determination regarding issuance of additional shares based on its judgment as to the best interests of us and our stockholders.

Certain Business Combinations.  Article XI of our articles of incorporation provides that an affirmative vote of 80% of our outstanding capital stock entitled to vote in the election of directors voting together as a single class, or two-thirds of the shares entitled to so vote excluding shares of our capital stock held by an “interested stockholder,” is required to approve a merger or other “business combination” involving M&I or any subsidiary and any interested stockholder or an affiliate or associate of an interested stockholder (excluding M&I or any subsidiary thereof or employee benefit plan for the benefit of employees of M&I or its subsidiaries).

For purposes of Article XI, an interested stockholder refers to (a) the beneficial owner of more than 10% of our outstanding capital stock entitled to vote in the election of directors, (b) an affiliate or associate of M&I that at any time within the two-year period preceding the business combination was a beneficial owner of 10% or more of our outstanding capital stock entitled to vote in the election of directors or (c) an assignee of or successor to any M&I capital stock entitled to vote in the election of directors previously beneficially owned within the two year period preceding the combination by another interested stockholder, if such assignment or succession involved a transaction not involving a public offering within the meaning of the Securities Act.  For purposes of Article XI, a business combination refers to (a) a merger or consolidation, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of M&I with an aggregate market value of $25 million or more, (c) the adoption of any plan for liquidation or dissolution and (d) other enumerated transactions involving an interested stockholder.

These provisions of the M&I Articles do not apply if (a) the consideration offered in connection with such transaction satisfies certain “fair price” requirements or (b) a majority of the “disinterested directors” (defined as a director who is not affiliated with the interested stockholder and who either was (i) a member of the our board prior to the date that the interested stockholder became such or (ii) elected or recommended for election by a majority of the disinterested directors in office at the time such director was nominated for election) approves the transaction.  The supermajority voting provisions could deter or discourage an “interested stockholder” from proposing or pursuing a business combination with M&I.

Constituency or Stakeholder Provision.  Under Section 180.0827 of the WBCL, in discharging his or her duties to M&I and in determining what he or she believes to be in the best interests of M&I, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.  This provision may have anti-takeover effects in situations where the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

Wisconsin Anti-Takeover Statutes.  Sections 180.1140 to 180.1144 of the WBCL, which are referred to as the Wisconsin business combination statutes, prohibit a Wisconsin corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder.  Under specified circumstances, a Wisconsin corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date.  For purposes of the Wisconsin business combination statutes, a “business combination” includes (a) a merger or share exchange, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the assets or outstanding stock of the corporation or 10% of the corporation’s earning power or income on a consolidated basis, (c) the issuance of stock or rights to purchase stock having an aggregate market value equal to at least 5% of the outstanding stock, (d) the adoption of a plan of liquidation or dissolution and (e) other enumerated transactions involving an interested stockholder.  Under the Wisconsin business combination statutes, an “interested stockholder” is a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

Sections 180.1130 to 180.1133 of the WBCL, which are referred to as the Wisconsin fair price statutes, require that “business combinations” involving a “significant shareholder” and a Wisconsin corporation be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of the voting shares that are not beneficially owned by a “significant shareholder” or an affiliate or associate of a significant shareholder who is a party to the transaction, unless the fair price conditions specified in the statute have been satisfied.  This requirement is in addition to any vote that may be required by law or our articles of incorporation. For purposes of the Wisconsin fair price statutes, a “business combination” generally includes a merger or share exchange, or a sale, lease, exchange or other disposition, other than a mortgage or pledge if not made to the avoid the fair price statutes and the defensive action restrictions statute (as described below).  Under the Wisconsin fair price statutes, a “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, or who is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation within two years prior to the date in question.  The Wisconsin fair price statutes may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

Under Section 180.1150(2) of the WBCL, the voting power of shares of a Wisconsin corporation that are held by any person in excess of 20% of the voting power are limited (in voting on any matter) to 10% of the full voting power of those excess shares, unless otherwise provided in the articles of incorporation or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose.  This statute is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.  Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including, among others, shares acquired directly from M&I and shares acquired in a merger or share exchange to which M&I is a party.

Section 180.1134 of the WBCL, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded.  Under the Wisconsin defensive action restrictions statute, shareholder approval is required for the corporation to acquire more than 5% of the corporation’s outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held the shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares.  This restriction may deter a shareholder from acquiring shares of our common stock if the shareholder’s goal is to have M&I repurchase the shareholder’s shares at a premium over the market price.  Shareholder approval is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

Indemnification; Limitation on Liability.  Section 180.0851 of the WBCL requires a corporation to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the corporation.  In cases where a director or officer is not successful on the merits or otherwise in the defense of a proceeding, a corporation is required to indemnify a director or officer against liability incurred by the director or officer in a proceeding if such person was a party to such proceeding because he or she is a director or officer of the corporation, unless it is determined that he or she breached or failed to perform a duty owed to the corporation and such breach or failure to perform constitutes:

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a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

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a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

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a transaction from which the person derived an improper personal profit; or

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willful misconduct.

Our by-laws provide that we will indemnify our directors, officers, designated employees and designated agents to the fullest extent permitted by the WBCL, unless it is proven by final judicial adjudication that indemnification is prohibited. Our by-laws provide that upon the written request of a director, officer, designated employee or designated agent who is a party to a proceeding, the corporation must pay or reimburse such person’s expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited.  Our by-laws also provide that we may purchase insurance on behalf of any director, officer, designated employee or designated agent against certain liabilities, losses and expenses, whether or not we would have the power to indemnify these persons against these liabilities, losses and expenses.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation.  In accordance with this provision, our by-laws provide for mandatory indemnification and allowance of expenses for officers, directors, designated employees and designated agents for proceedings involving securities-related matters.

Under Section 180.0828 of the WBCL, a director of the corporation is not personally liable to the corporation or its shareholders for a breach of or failure to perform any duty resulting solely from his or her status as a director, unless it is proven that the director’s conduct falls into one of the categories described above.

Federal Law Restrictions.  The Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring “control” of a bank holding company unless:

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the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition and

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within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued or unless the acquisition otherwise requires Federal Reserve Board approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action.  It is generally assumed that the acquisition of more than 10% of a class of voting stock of a bank holding company with publicly held securities, such as M&I, would constitute the acquisition of control.

In addition, any “company” would be required to obtain Federal Reserve Board approval before acquiring 25% or more of our outstanding voting stock. If the acquiror is a bank holding company, this approval is required before acquiring 5% of our outstanding common stock.  Obtaining “control” over M&I would also require Federal Reserve Board prior approval.  “Control” generally means:

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the ownership or control of 25% or more of a bank holding company voting securities class;

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the ability to elect a majority of the bank holding company’s directors; or

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the ability otherwise to exercise a controlling influence over the bank holding company’s management and policies.

Item 2.

Exhibits.

1.

Restated Articles of Incorporation, as amended, incorporated by reference to M&I’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, SEC File No. 1-15403.

2.

By-laws, as amended, incorporated by reference to M&I’s Current Report on Form 8-K dated August 30, 2002, SEC File No. 1-15403.

3.

Form of Certificate for Common Stock, par value $1.00, of Marshall & Ilsley Corporation.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)

Marshall & Ilsley Corporation

Date:

August 3, 2006

By:

/s/ Randall J. Erickson

Randall J. Erickson,
Senior Vice President,
General Counsel and Secretary

Marshall & Ilsley Corporation

Form 8-A Exhibit Index

Exhibit Number

Description

1.

Restated Articles of Incorporation, as amended, incorporated by reference to M&I’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, SEC File No. 1-15403.

2.

By-laws, as amended, incorporated by reference to M&I’s Current Report on Form 8-K dated August 30, 2002, SEC File No. 1-15403.

3.

Form of Certificate for Common Stock, par value $1.00, of Marshall & Ilsley Corporation.